UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-36906

BRIGHTSTAR LOTTERY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Italy Lotto Agreement

As previously disclosed, on November 18, 2025, Brightstar Lottery PLC (NYSE: BRSL) (the “Company”) announced that its subsidiary, LottoItalia S.r.l., has signed the agreement to operate the Italy Lotto for the next nine years.

A copy of the agreement is attached hereto as Exhibit 4.1, which is being filed herewith.

The information contained in this Form 6-K and the exhibit filed herewith is deemed to be filed, not furnished, and shall be incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-256240, and any future registration statements, as such registration statements may be amended from time to time.

Exhibit Number	Description
4.1
Agreement for the concession of the management of the automated service of lotto game and other fixed odds number games between the Agenzia delle Dogane e dei Monopoli and LottoItalia S.r.l., expiring November 30, 2034

EXHIBIT INDEX

Exhibit Number	Description
4.1
Agreement for the concession of the management of the automated service of lotto game and other fixed odds number games between the Agenzia delle Dogane e dei Monopoli and LottoItalia S.r.l., expiring November 30, 2034

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025	BRIGHTSTAR LOTTERY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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